Notice Dated April 27, 2026

PERSPECTIVE INVESTOR®
INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account IV

This Notice Document (“Notice”) provides certain updated information about your Perspective Investor Individual Flexible Premium Adjustable Variable Life Insurance Policy contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Jackson and for Jackson National Separate Account IV (“Separate Account”) are available, free of charge, at www.jackson.com/product-literature-9.html. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call 1-800-644-4565 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 29, 2013 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Fixed Account – an allocation option under the policy that earns an annually declared rate of interest of not less than 3%. Assets allocated to the Fixed Account are part of our general account.

Fund – a registered investment company in which an Investment Division of the Separate Account invests.

Investment Division – separate and distinct divisions of the Separate Account, each of which invests in a single Underlying Mutual
Fund. The value in the Investment Divisions will go up or down depending on the performance of the underlying mutual funds and the charges deducted from the Investment Divisions.

Separate Account – Jackson National Life Separate Account IV, the segregated asset account of Jackson that funds the policies.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Notice Document is a summary of certain Contract features that have changed since the Notice Document dated April 28, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.

General Product Changes

Effective March 2, 2026, the current charges for expedited delivery applicable to your Contract have increased. The new fees for these services are as follows:
1.Between Monday and Friday, the current Expedited Delivery Charge is $23.
2.On Saturday, the current Expedited Delivery Charge is $38.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw premium from your Contract within 9 years following the premium payment, you may be assessed a surrender charge. The maximum surrender charge is 1.588% of the amount of premium withdrawn. For example, if you make a full surrender during the first year after issue of your policy, you could pay a surrender charge of up to $1,588 on a $100,000 investment. The surrender charge then gradually declines each year, until the 9th year, after which no surrender charge is assessed.
Charges and Deductions - Surrender Charge
Are There Transaction Charges?
Yes. In addition to surrender charges, you also may be charged for other transactions, such as when premium is allocated, when you transfer cash value between investment options more than 15 times in a Policy Year, each time you request an in-force illustration in excess of one per Policy Year, if a transaction under your policy requires underwriting approval after the Commencement Date, when you make a partial surrender, when you request an expedited delivery of surrender, partial surrender, or loan proceeds, In addition, for policies sold in certain states, you may be charged for premium taxes.
Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. In addition to surrender charges and transaction charges, an investment in the Contract is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Contract and the cost of optional benefits available under the Contract. Such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). Investors should view the policy specifications page of their Contract for rates applicable to their Contract.

Investors will also bear expenses associated with the Portfolio Companies under the Contract, as shown in the following table:
Charges and Deductions
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Fund fees and expenses[1]	0.22%	1.69%	Charges and Deductions
1.As a percentage of average Fund net assets.
	RISKS			LOCATION IN PROSPECTUS
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract.			Summary - Risks of the Policy
Is this a Short-Term Investment?
No. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. Withdrawal charges apply for up to 9 years following your last premium payment. To the extent they apply, they will reduce the value of your Contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.
Summary - Risks of the Policy
What Are the Risks Associated with the Investment Options?
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
•Each investment option (including the Fixed Account) has its own unique risks.
•You should review the investment options before making an investment decision.
•Your contract could lapse and terminate without value if your policy’s cash surrender value becomes too low to support the policy’s monthly charges. There may be a cost associated with reinstating a lapsed contract and the payability of death benefits may be impacted in the event of the contract lapsing.
Summary - The Underlying Mutual Funds and Associated Risks Summary - Risks of the Policy

What Are the Risks Related to the Insurance Company?
Any obligations (including under the Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request from Jackson by calling 1-800-644-4565.
The Fixed Account
RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes.

Premium Payments
•We reserve the right, in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payments and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis.

Transfers
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 15 times in a Contract Year.

Investment Restrictions
•Jackson may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Charges and Deductions
Are There any Restrictions on Contract Benefits?
Yes. Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal. An optional benefit’s availability may vary by state or date of purchase. We may modify or discontinue an optional benefit at any time.
Policy Benefits and Rights
TAXES
What Are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Federal Tax Considerations
CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Policies
Should I Exchange My Contract?	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing Contract.	Distribution of Policies

APPENDIX A

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds (all Class I shares, with the exception of the JNL/Goldman Sachs 4 Fund, which uses Class A shares) available under the Contract, which is subject to change, as discussed in the prospectus. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. You can find the prospectuses and other information about the Funds online at https://www.jackson.com/fund-literature.html. You can also request this information at no cost by calling 1-800-644-4565 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Allocation	JNL/American Funds Balanced Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.60%[2]	15.83%	8.91%	9.45%
U.S. Equity	JNL/American Funds Growth-Income Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.61%[2]	17.99%	13.82%	13.80%
International/ Global Equity	JNL/American Funds International Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.81%[2]	26.62%	3.30%	6.89%
International/ Global Equity	JNL/American Funds New World Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.96%[2]	28.12%	5.19%	9.11%
U.S. Equity	JNL/American Funds® Washington Mutual Investors Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.61%[2]	17.09%	13.77%	12.27%
International/ Global Equity	JNL Multi-Manager Emerging Markets Equity Fund
	(GQG Partners LLC, Kayne Anderson Rudnick Investment Management, LLC; T. Rowe Price Associates, Inc. (Sub-Sub-Adviser: T. Rowe Price Hong Kong Limited); WCM Investment Management, LLC	0.92%	24.59%	1.97%	6.02%
Allocation	JNL Multi-Manager Global Small Cap Fund
		0.86%	14.57%	0.44%	7.19%
International/ Global Equity	JNL Multi-Manager International Equity Fund
	(Causeway Capital Management LLC; Lazard Asset Management LLC; WCM Investment Management, LLC; William Blair Investment Management, LLC)	0.67%	23.78%	2.20%	5.47%
International/ Global Equity	JNL Multi-Manager International Small Cap Fund
	(Causeway Capital Management LLC; FIAM LLC (Sub-Sub-Adviser: FMR Investment Management (UK) Limited); WCM Investment Management, LLC)	0.90%	25.88%	5.66%	N/A
U.S. Equity	JNL Multi-Manager Small Cap Growth Fund
	(BAMCO, Inc.; Driehaus Capital Management, LLC; Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Segall Bryant & Hamill, LLC; WCM Investment Management, LLC)	0.68%	3.87%	-0.99%	9.71%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
U.S. Equity	JNL Multi-Manager Small Cap Value Fund
	(Congress Asset Management Company, LLP; Cooke & Bieler, L.P.; Reinhart Partners, Inc.; River Road Asset Management, LLC; WCM Investment Management, LLC	0.77%	3.01%	8.32%	8.90%
Allocation	JNL/BlackRock Global Allocation Fund
	(BlackRock Investment Management, LLC; Sub-Sub-Advisers: BlackRock International Limited and BlackRock (Singapore) Limited)	0.76%	19.08%	6.39%	7.77%
Alternative	JNL/BlackRock Global Natural Resources Fund
	(BlackRock International Limited)	0.70%	30.19%	13.95%	9.00%
U.S. Equity	JNL/BlackRock Large Cap Select Growth Fund
	(BlackRock Investment Management, LLC)	0.53%[2]	11.74%	10.74%	15.51%
International/ Global Equity	JNL/Causeway International Value Select Fund
	(Causeway Capital Management LLC)	0.66%	43.44%	14.46%	10.26%
Sector Equity	JNL/Cohen & Steers U.S. Realty Fund
	(Cohen & Steers Capital Management, Inc.)	0.74%	3.06%	5.04%	N/A
U.S. Equity	JNL/DFA U.S. Core Equity Fund
	(Dimensional Fund Advisors LP)	0.45%[2]	15.55%	13.05%	13.54%
Fixed Income	JNL/DoubleLine® Core Fixed Income Fund
	(DoubleLine Capital LP)	0.48%	7.52%	0.38%	2.34%
Fixed Income	JNL/DoubleLine® Emerging Markets Fixed Income Fund
	(DoubleLine Capital LP)	0.78%	8.84%	1.98%	N/A
Fixed Income	JNL/Dreyfus Government Money Market Fund
	(Mellon Investments Corporation)	0.26%	4.09%	3.05%	1.95%
Fixed Income	JNL/Fidelity Institutional AM® Total Bond Fund
	(FIAM LLC)	0.46%	7.72%	0.36%	2.37%
Alternative	JNL/First Sentier Global Infrastructure Fund
	(First Sentier Investors (Australia) IM Ltd)	0.86%	17.97%	7.04%	7.25%
Allocation	JNL/Franklin Templeton Income Fund
	(Franklin Advisers, Inc.)	0.62%	12.26%	7.50%	7.40%
U.S. Equity	JNL/Goldman Sachs 4 Fund
	(Goldman Sachs Asset Management, L.P.)	0.70%	16.69%	13.95%	11.59%
U.S. Equity	JNL/Invesco Small Cap Growth Fund
	(Invesco Advisers, Inc.)	0.72%	6.48%	-0.43%	9.36%
U.S. Equity	JNL/JPMorgan MidCap Growth Fund
	(J.P. Morgan Investment Management Inc.)	0.59%	8.41%	4.54%	12.47%
Fixed Income	JNL/JPMorgan U.S. Government & Quality Bond Fund
	(J.P. Morgan Investment Management Inc.)	0.39%	6.95%	-0.29%	1.73%
U.S. Equity	JNL/JPMorgan U.S. Value Fund
	(J.P. Morgan Investment Management Inc.)	0.59%	14.21%	12.32%	9.31%
International/ Global Equity	JNL/Loomis Sayles Global Growth Fund
	(Loomis, Sayles & Company, L.P.)	0.69%	17.83%	9.17%	N/A
International/ Global Equity	JNL/Mellon Emerging Markets Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.40%[2]	31.39%	3.75%	7.89%
International/ Global Equity	JNL/Mellon World Index Fund
	(Mellon Investments Corporation)	0.30%[2]	21.20%	12.19%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
U.S. Equity	JNL/Mellon Nasdaq® 100 Index Fund
	(Mellon Investments Corporation)	0.28%[2]	20.70%	14.99%	19.48%
U.S. Equity	JNL/Mellon S&P 500 Index Fund
	(Mellon Investments Corporation)	0.22%	17.62%	14.20%	14.56%
U.S. Equity	JNL/Mellon S&P 400 MidCap Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.26%[2]	7.26%	8.87%	10.44%
U.S. Equity	JNL/Mellon Small Cap Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.26%[2]	5.90%	7.06%	9.58%
International/ Global Equity	JNL/Mellon International Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.31%[2]	31.86%	8.83%	8.17%
Fixed Income	JNL/Mellon Bond Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.28%[2]	6.98%	-0.63%	1.70%
U.S. Equity	JNL/Mellon U.S. Stock Market Index Fund
	(Mellon Investments Corporation)	0.31%	16.98%	13.01%	N/A
Sector Equity	JNL/Mellon Communication Services Sector Fund
	(Mellon Investments Corporation)	0.29%[2]	33.47%	14.31%	14.21%
Sector Equity	JNL/Mellon Consumer Discretionary Sector Fund
	(Mellon Investments Corporation)	0.29%[2]	5.43%	7.72%	13.39%
Sector Equity	JNL/Mellon Energy Sector Fund
	(Mellon Investments Corporation)	0.29%[2]	7.24%	23.21%	7.39%
Sector Equity	JNL/Mellon Financial Sector Fund
	(Mellon Investments Corporation)	0.29%[2]	16.58%	14.92%	12.70%
Sector Equity	JNL/Mellon Healthcare Sector Fund
	(Mellon Investments Corporation)	0.28%[2]	14.87%	6.46%	9.37%
Sector Equity	JNL/Mellon Information Technology Sector Fund
	(Mellon Investments Corporation)	0.26%[2]	21.15%	18.96%	23.04%
U.S. Equity	JNL/MFS Mid Cap Value Fund
	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.65%	6.33%	10.33%	9.82%
Fixed Income	JNL/Neuberger Berman Strategic Income Fund
	(Neuberger Berman Investment Advisers LLC)	0.65%	9.54%	3.32%	4.39%
Fixed Income	JNL/PIMCO Real Return Fund
	(Pacific Investment Management Company LLC)	1.38%	8.10%	1.55%	3.43%
Fixed Income	JNL/PPM America High Yield Bond Fund
	(PPM America, Inc.)	0.46%	8.78%	4.60%	6.18%
U.S. Equity	JNL/RAFI® Fundamental U.S. Small Cap Fund
	(Mellon Investments Corporation)	0.32%[2]	7.17%	9.59%	7.19%
U.S. Equity	JNL/RAFI® Multi-Factor U.S. Equity Fund
	(Mellon Investments Corporation)	0.37%	16.53%	12.77%	11.13%
U.S. Equity	JNL/T. Rowe Price Growth Stock Fund
	(T. Rowe Price Associates, Inc.)	0.53%[2]	15.61%	9.52%	14.38%
U.S. Equity	JNL/T. Rowe Price Mid-Cap Growth Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.65%[2]	3.46%	3.83%	9.85%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Fixed Income	JNL/T. Rowe Price Short-Term Bond Fund
	(T. Rowe Price Associates, Inc.)	0.42%[2]	5.64%	2.21%	2.41%
U.S. Equity	JNL/T. Rowe Price Value Fund
	(T. Rowe Price Associates, Inc.)	0.55%[2]	12.35%	10.87%	10.88%
Allocation	JNL/WMC Balanced Fund
	(Wellington Management Company LLP)	0.41%	16.04%	9.22%	9.57%
U.S. Equity	JNL/WMC Value Fund
	(Wellington Management Company LLP)	0.49%	14.99%	11.24%	10.11%
Allocation	JNL Moderate Growth Allocation Fund
		0.91%	12.99%	5.68%	N/A

1	Capital Research and Management Company is the investment adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
2	The Fund’s current expenses reflect temporary fee reductions.
3	Mellon Investments Corporation is the investment sub-adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.

The following is a list of Fixed Account Options currently available under the Contract. We may change the features of the Fixed Account Options listed below, offer new Fixed Account Options, and terminate existing Fixed Account Options. We will provide you with written notice before doing so.

Name	Term	Minimum Guaranteed Interest Rate
1-year Fixed Account Option	1 year	3.00%

BACK COVER PAGE

The EDGAR contract identifier for the Contract is: #C000030245
B-1